Filed by Ethyl Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ethyl Corporation

Commission File No. 333-113325

ETHYL PLANNING TO CLOSE HOLDING COMPANY TRANSACTION

Richmond, VA, June 16, 2004 – Ethyl Corporation (NYSE: EY) announced today it intends to complete the formation of its new holding company, NewMarket Corporation, on June 18, 2004. The Company intends that the stock of NewMarket Corporation will begin trading on the New York Stock Exchange on Monday, June 21, 2004 under the trading symbol “NEU”. The Company will continue trading under the symbol “EY” until the close of business on Friday, June 18, 2004. Upon closing of the transaction, each share of Ethyl Corporation stock will automatically be converted into one share of NewMarket Corporation stock.

Forward-Looking Statement

Some of the information contained in this press release constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Ethyl’s management believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: Ethyl’s ability to complete the holding company restructuring, timing of sales orders; gain or loss of significant customers; competition from other manufacturers; a significant rise in interest rates; resolution of environmental liabilities; changes in the demand for Ethyl’s products; significant changes in new product introduction; increases in product cost; the impact of fluctuations in foreign exchange rates on reported results of operations; changes in various markets; geopolitical risks in certain of the countries in which Ethyl conducts business; the impact of consolidation of the petroleum additives industry; and other factors detailed from time to time in the reports that Ethyl files with the Securities and Exchange Commission, including the risk factors in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” of Ethyl’s 2003 Annual Report on Form 10-K, which is available to shareholders upon request.

CONTACT:	Ethyl Corporation, Richmond Investor Relations David A. Fiorenza, 804-788-5555 Fax: 804-788-5688 Email: investorrelations@ethyl.com

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In connection with the merger that will establish the holding company formation, Ethyl Corporation has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and NewMarket Corporation has filed with the SEC a Registration Statement on Form S-4, each of which contains the definitive proxy statement of Ethyl and the prospectus of NewMarket. In addition, Ethyl and NewMarket will file other relevant documents concerning the merger with the SEC. The definitive proxy statement/prospectus was first mailed on or about April 22, 2004 to shareholders of Ethyl. We urge investors to read the definitive proxy statement/prospectus, and any other relevant documents to be filed with the SEC because they contain important information. Investors can obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed by Ethyl and NewMarket with the SEC can be obtained by contacting Ethyl at the following address and telephone number: Ethyl Corporation, 330 South Fourth Street, Richmond, Virginia 23219, Attention: Corporate Secretary, telephone: (804) 788-5000.